The Water Quarterly
January, 2010

Buy stock direct from York Water with our Direct Stock Purchase Program

Investing in The York Water Company is an opportunity to invest in your local community.


25 dollars.
No.
York Water Company.
It is hereby certified, that holds one share of the capital stock of the York-Water Company, subject to all payments due, and to become due thereon; and transfera-ble as the law directs.
Treasurer.
President.
certified, that holds one share of the capital stock of the York-Water Company, subject to all payments due, and to become due thereon; and transfera-ble as the law directs.
Treasurer.
President.

Proceeds from the sale of stock will go towards capital construction, infrastructure replacement, and other projects that are needed to provide a high quality, safe, and reliable water supply for drinking and fire protection. In addition, you can sign up for a Dividend Reinvestment Plan that currently provides a 5% discount on all dividends reinvested with the company.

Did you know that The York Water Company is the oldest investor owned utility in the nation? We've been issuing dividends since 1816: That's 556 dividends over the past 194 years!

Does York Water have a Direct Stock Purchase Plan?

Yes! The York Water Company Direct Stock Purchase Plan ("Plan") is a low-cost, convenient way for you to purchase shares of the common stock of The York Water Company. It is a program designed for individual investors who otherwise might avoid long-term purchase because of large minimum brokerage fees. For complete information, including rules and enrollment, go to the "Buy Stock Direct From York Water" button on York Water's web site at www.yorkwater.com.



The York Water Company

Who can buy shares?

If you do not already own York Water stock, or if your stock is held through a brokerage account, you can buy your first shares directly from the Company. The minimum initial investment is $500.

If you are already a registered owner of York Water stock, you can invest cash dividends and buy additional shares of Company stock. The minimum initial investment is $50.

You may invest up to $40,000 each year through the Plan. For ongoing investment through the Plan, you may buy stock by having a minimum of $50 automatically deducted from your checking account or savings account each month, or you may pay by check as often as once a week.

How do I buy shares?

Go to our web site at www.yorkwater.com and click the "Buy Stock Direct From York Water" button. You will then be directed to our transfer agent, American Stock and Transfer Company (AST) and their web site will explain the process. You can also call AST toll free at 1-877-739-9990 or download the Enrollment Form from their web site and mail it in to them.

Are there any fees to purchase shares?

No! There are no fees associated with purchasing shares. (However, there is a small fee for selling shares). You should read the Dividend Reinvestment and Stock Purchase Plan Prospectus on the web site for complete details and an explanation of the risks associated with stock purchases.

York Water is traded on NASDAQ under the symbol: YORW

York Water has filed a registration statement (including a prospectus) with the SEC for the offering of shares to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by going to the "Buy Stock Direct From York Water" section of the York Water web site at www.yorkwater.com. Alternatively, York Water will arrange to send you the prospectus if you request it by calling York Water at 717-718-2942 or emailing bonnier@yorkwater.com.

The York Water Company
130 EAST MARKET STREET, YORK, PENNSYLVANIA 17405
"That good York water"
SINCE 1816

717•845•3601
www.yorkwater.com